                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 13)*

                               J2 COMMUNICATIONS
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    46625420
                                 (CUSIP Number)

                             JOHN C. KIRKLAND, ESQ.
                             Greenberg Traurig, LLP
                        2450 Colorado Avenue, Suite 400E
                         Santa Monica, California 90404
                                 (310) 586-7700
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               November 16, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d 1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                               (Amendment No. 13)

--------------------------------------------------------------------------------
CUSIP No. 46625420
--------------------------------------------------------------------------------
  1.    NAME OF REPORTING PERSON:
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

           DANIEL S. LAIKIN
--------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                          (a) [X]
                          (b) [_]
--------------------------------------------------------------------------------
  3.    SEC USE ONLY

--------------------------------------------------------------------------------
  4.    SOURCE OF FUNDS

           PF
--------------------------------------------------------------------------------

  5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO
ITEMS 2(d) OR 2(e)            [_]
--------------------------------------------------------------------------------

  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
--------------------------------------------------------------------------------
         NUMBER OF           7.  SOLE VOTING POWER
          SHARES                    165,900
                            ------------------------
       BENEFICIALLY          8.  SHARED VOTING POWER
         OWNED BY                   0
                            ------------------------
      EACH REPORTING         9.  SOLE DISPOSITIVE POWER
          PERSON                    165,900
                            ------------------------
           WITH             10.  SHARED DISPOSITIVE POWER
                                    0
--------------------------------------------------------------------------------
 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           165,900
--------------------------------------------------------------------------------

 12.    CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
 SHARES  [_]
--------------------------------------------------------------------------------
 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           12.65%
--------------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON*
           IN
--------------------------------------------------------------------------------
        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                               (Amendment No. 13)

--------------------------------------------------------------------------------
CUSIP No. 46625420
--------------------------------------------------------------------------------
  1.    NAME OF REPORTING PERSON:
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

          PAUL SKJODT
--------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                          (a) [X]
                          (b) [_]
--------------------------------------------------------------------------------
  3.    SEC USE ONLY

--------------------------------------------------------------------------------
  4.    SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
--------------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION
             CANADA
--------------------------------------------------------------------------------
         NUMBER OF           7. SOLE VOTING POWER
          SHARES                159,300
                             ------------------------
       BENEFICIALLY          8. SHARED VOTING POWER
         OWNED BY               0
                             ------------------------
      EACH REPORTING         9. SOLE DISPOSITIVE POWER
          PERSON                159,300
                             -------------------------
          WITH              10. SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            159,300
--------------------------------------------------------------------------------

 12.    CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
     SHARES*  [_]
--------------------------------------------------------------------------------
 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           12.15%
--------------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                               (Amendment No. 13)

--------------------------------------------------------------------------------
CUSIP No. 46625420
--------------------------------------------------------------------------------
  1. NAME OF REPORTING PERSON:
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

       TIMOTHY DURHAM
--------------------------------------------------------------------------------
  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                          (a) [X]
                          (b) [_]
--------------------------------------------------------------------------------
  3. SEC USE ONLY

--------------------------------------------------------------------------------
  4. SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------

  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)             [_]

--------------------------------------------------------------------------------

  6. CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
         NUMBER OF            7.  SOLE VOTING POWER
          SHARES                        63,200
                          ------------------------------------------------------
       BENEFICIALLY           8.  SHARED VOTING POWER
         OWNED BY                       0
                          ------------------------------------------------------
      EACH REPORTING          9.  SOLE DISPOSITIVE POWER
          PERSON                        63,200
                          ------------------------------------------------------
           WITH              10.  SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
 11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     63,200
--------------------------------------------------------------------------------

 12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                    [_]
--------------------------------------------------------------------------------
 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.62%
--------------------------------------------------------------------------------
 14. TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                               (Amendment No. 13)

--------------------------------------------------------------------------------
CUSIP No. 46625420
--------------------------------------------------------------------------------
  1. NAME OF REPORTING PERSON:
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     CHRISTOPHER R. WILLIAMS
--------------------------------------------------------------------------------
  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                          (a) [X]
                          (b) [_]
--------------------------------------------------------------------------------
  3. SEC USE ONLY

--------------------------------------------------------------------------------
  4. SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------

  5. CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT TO
     ITEMS 2(d) OR 2(e)        [_]
--------------------------------------------------------------------------------

  6. CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
         NUMBER OF           7. SOLE VOTING POWER
          SHARES                   129,900
                         -------------------------------------------------------
       BENEFICIALLY          8. SHARED VOTING POWER
         OWNED BY                  0
                         -------------------------------------------------------
      EACH REPORTING         9. SOLE DISPOSITIVE POWER
          PERSON                   129,900
                         -------------------------------------------------------
           WITH             10. SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------
 11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     129,900
--------------------------------------------------------------------------------

 12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                    [_]
--------------------------------------------------------------------------------
 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.6%
--------------------------------------------------------------------------------
 14. TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
        *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

     The Schedule 13D filed with the U.S. Securities and Exchange Commission (the "Commission") on November 16, 2001, by Daniel S. Laikin ("Laikin"), a citizen of the United States of America and Paul Skjodt ("Skjodt"), a citizen of Canada relating to the common shares, no par value (the "Shares"), of J2 Communications, a California corporation (the "Issuer"), as amended on June 22, 1999, July 1, 1999, July 23, 1999, September 3, 1999, September 17, 1999,
November 22, 1999, July 20, 2000, July 25, 2000, August 11, 2000, March 6, 2001
and June 17, 2001 is hereby amended to furnish and restate the information set forth herein.

ITEM 2.  IDENTITY AND BACKGROUND

     The persons filing this statement are Timothy S. Durham ("Durham"), a citizen of the United States of America with an address of 111 Monument Circle, Suite 3680, Indianapolis, Indiana 46204 and Christopher R. Williams ("Williams") citizen of the United States of America with an address of P.O. Box 95187, Las Vegas, Nevada 89193 (Laikin, Skjodt, Durham and Williams are collectively referred to as the "Registrants").

     Neither Durham or Williams, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

ITEM 4.  PURPOSE OF TRANSACTION

     Laikin, Skjodt, Durham and shareholder, Williams, who has previously filed a Schedule 13G with the Commission on January 20, 2000, as amended on February 13, 2001, have reached an agreement for Williams to join National Lampoon Acquisition Group, LLC, a California limited liability company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

     The Registrants have agreed to act in concert for the purposes of influencing the business and affairs of the Issuer in the manner described in
Item 4 hereof. However, the Registrants presently disclaim any oral or written agreement with respect to the acquisition, disposition or voting of the Shares or any other equity securities and will continue to maintain individual and independent decision making with respect to the acquisition, disposition or voting of the Shares and any of its other securities beneficially owned by each Registrant. Except as described herein, none of the Registrants has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 16, 2001

/s/ Daniel S. Laikin
---------------------------
DANIEL S. LAIKIN


/s/ Paul Skjodt
----------------------
PAUL SKJODT

/s/ Timothy Durham
-----------------------------
TIMOTHY DURHAM


/s/ Christopher R. Williams
-----------------------------------------
CHRISTOPHER R. WILLIAMS